EXHIBIT 99.1

KE HOLDINGS INC. ANNOUNCES PROPOSED FOLLOW-ON PUBLIC OFFERING OF AMERICAN DEPOSITARY SHARES

BEIJING, China, November 16, 2020 — KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced that it intends to offer and sell 35,400,000 American Depositary Shares (“ADSs”), each representing three Class A ordinary shares of the Company, subject to market and other conditions, in an underwritten public offering. The underwriters will have a 30-day option to purchase up to an aggregate of 5,310,000 additional ADSs from the Company.

The Company expects to use the net proceeds from the proposed offering for broadening its service offerings, expansion into new geographical areas and investment in its infrastructure, for potential strategic opportunities that may strengthen its market leadership and facilitate the development of its main businesses, as well as for working capital and general corporate purposes.

Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, and China Renaissance Securities (Hong Kong) Limited will act as the joint bookrunners for the proposed ADS offering.

A preliminary prospectus related to the proposed ADS offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov.

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 19 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com